Exhibit 99.2

Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars)

     Unaudited – Prepared by Management

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position	4
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss	5
Condensed Interim Consolidated Statements of Changes in Equity	6
Condensed Interim Consolidated Statements of Cash Flows	7

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS	8
2	BASIS OF PRESENTATION	8
3	SEGMENTED INFORMATION	10
4	CASH AND CASH EQUIVALENTS	10
5	RIGHT-OF-USE ASSET	10
6	EQUIPMENT	11
7	MINERAL PROPERTIES	13
8	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	17
9	LEASE LIABILITY	17
10	PROVISION FOR CLOSURE AND RECLAMATION	18
11	SHARE CAPITAL	18
12	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS	21
13	FINANCIAL RISK MANAGEMENT DISCLOSURES	22
14	RELATED PARTY DISCLOSURES	23
15	KEY MANAGEMENT PERSONNEL COMPENSATION	24
16	SUPPLEMENTAL CASH FLOW INFORMATION	24
17	CONTINGENCIES	24

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements have been prepared by management of the Company and approved by the Company’s Audit Committee. The Company’s independent auditors have not performed a review of these condensed interim consolidated financial statements in accordance with the standards established for a review of interim financial statements by an entity’s auditors.

PROPHECY DEVELOPMENT CORP.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars) (Unaudited)

As at		June 30,	December 31,
	Notes	2019	2018
Assets
Current assets
Cash and cash equivalents	4	$1,214,632	$5,304,097
Receivables		8,747	36,399
Prepaid expenses		113,383	123,272
		1,336,762	5,463,768
Non-current assets
Restricted cash equivalents	4	34,500	34,500
Reclamation deposits		21,055	21,055
Right-of-use asset	5	65,820	-
Equipment	6	161,571	101,162
Mineral properties	7	5,976,923	3,643,720
		$7,596,631	$9,264,205
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	8	$1,580,158	$1,636,786
		1,580,158	1,636,786
Non-current liabilities
Lease liability	9	67,669	-
Provision for closure and reclamation	10	268,779	265,239
Tax provision	17	-	8,121,918
		1,916,606	10,023,943
Equity
Share capital	11	173,934,546	173,819,546
Reserves		23,681,423	23,413,830
Deficit		(191,935,944)	(197,993,114)
		5,680,025	(759,738)
		$7,596,631	$9,264,205

Approved on behalf of the Board:
"John Lee"	"Greg Hall"
John Lee, Director	Greg Hall, Director

Contingencies (Note 17)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars) (Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2019	2018	2019	2018
General and Administrative Expenses
Advertising and promotion		$210,808	$287,565	$344,856	$332,943
Consulting and management fees	14	58,500	58,609	117,052	126,887
Depreciation and accretion		12,353	1,821	23,043	3,744
Director fees	14	16,900	13,500	39,400	27,000
Insurance		23,898	13,031	45,864	26,104
Office and administration		39,943	27,076	56,470	61,869
Professional fees		37,315	52,569	95,645	109,064
Salaries and benefits	14	268,076	93,390	564,313	183,643
Share-based payments	11	117,037	177,068	168,122	311,996
Stock exchange and shareholder services		3,735	21,400	49,096	91,438
Travel and accommodation		32,328	34,789	111,130	69,048
		(820,893)	(780,818)	(1,614,991)	(1,343,736)
Other Items
Costs in excess of recovered coal		(42,362)	(46,178)	(63,364)	(84,849)
Debt settlement gain		7,952,700	-	7,952,700	-
Foreign exchange gain/(loss)		159,255	(67,188)	178,804	(54,818)
Impairment of mineral property		(282,671)	(22,063)	(395,979)	(22,063)
		7,786,922	(135,429)	7,672,161	(161,730)
Net Gain/(Loss) for Period		6,966,029	(916,247)	6,057,170	(1,505,466)
Fair value loss on marketable securities			(50,540)	-	(104,540)
Comprehensive Gain/(Loss) for Period		$6,966,029	$(966,787)	$6,057,170	$(1,610,006)
Gain/(Loss) Per Common Share, basic and diluted		0.07	$(0.01)	$0.06	$(0.02)
Weighted Average Number of Common Shares Outstanding		$94,598,367	73,926,080	94,955,264	74,321,740

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars, except number of shares) (Unaudited)

	Number of Shares	Share Capital	Subscriptions Received in Advance	Reserves	Accumulated Other Comprehensive Income	Deficit	Total
Balance, December 31, 2017	74,721,790	$165,862,805	$-	$22,621,202	$12,160	$(179,808,646)	$8,687,521
Subscriptions received in advance	-	-	1,081,690	-	-	-	1,081,690
Share-based payments	-	-	-	415,514	-	-	415,514
Warrants issued for mineral property	-	-	-	89,944	-	-	89,944
Exercise of stock optons	31,250	8,000	-	(1,750)	-	-	6,250
Loss for period	-	-	-	-	-	(1,505,466)	(1,505,466)
Unrealized loss on marketable securities	-	-	-	-	(104,540)	-	(104,540)
Balance, June 30, 2018	74,753,040	$165,870,805	1,081,690	$23,124,910	$(92,380)	$(181,314,112)	$8,670,913
Balance, December 31, 2018	95,316,217	$173,819,546	-	$23,413,830	$-	$(197,993,114)	$(759,738)
Share-based payments	-	-	-	267,593	-	-	267,593
Share bonus	500,000	115,000	-	-	-	-	115,000
Gain for period	-	-	-	-	-	6,057,170	6,057,170
Balance, June 30, 2019	95,816,217	$173,934,546	-	$23,681,423	$-	$(191,935,944)	$5,680,025

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars) (Unaudited)

	Six Months Ended June 30,
	2019	2018

Operating Activities
Net gain/(loss) for period	$6,057,170	$(1,505,466)
Adjustments to reconcile net loss to net cash flows:
Depreciation and accretion	23,043	3,744
Debt settlement gain	(7,952,700)	-
Share-based payments	168,122	311,996
Share compnesation for services	115,000	-
Costs in excess of recovered coal	63,364	84,849
Unrealized foreign exchange (gain)/loss	(169,218)	286,692
Impairment of mineral property	395,979	22,063
	(1,299,240)	(796,122)
Working capital adjustments
Receivables	27,652	(943)
Prepaid expenses	9,889	(4,800)
Accounts payable and accrued liabilities	(730,598)	(533,950)
	(693,057)	(539,693)
Cash Used in Operating Activities	(1,992,297)	(1,335,815)

Investing Activities
Net purchases of marketable securities	-	(60,940)
Purchase of equipment	(76,803)	(26,475)
Mineral property acquisition	-	(335,661)
Mineral property expenditures	(2,002,770)	(1,497,664)
Cash Used in Investing Activities	(2,079,573)	(1,920,740)

Financing Activities
Lease payments	(17,595)	-
Proceeds from share issuance, net of share issue costs	-	6,250
Receipt of share subscriptions	-	1,081,690
Cash Used in Financing Activities	(17,595)	1,087,940
Net Decrease in Cash	(4,089,465)	(2,168,615)
Cash - beginning of period	5,304,097	4,100,608
Cash - end of period	$1,214,632	$1,931,993

Supplemental cash flow information (Note 16)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Prophecy Development Corp. (“Prophecy” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada. The Company’s common shares (the “Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “PCY”, the OTCQX® Best Market under the symbol “PRPCF” and the Frankfurt Stock Exchange under the symbol “1P2N”.

Prophecy Development Corp. is an exploration and development stage company focusing on the development of its Gibellini vanadium project, the Company’s only material property. In Nevada, the Company currently holds a 100% interest in the Gibellini Project, which it aims to make the first operating primary vanadium mine in North America. The Company also has a 100% interest in the Titan vanadium-titanium-iron property located in Ontario, Canada, a 100% interest in the Ulaan Ovoo coal property located in Selenge province, Mongolia and a 100% interest in the Chandgana Tal coal property and Khavtgai Uul coal property located in Khentii province, Mongolia. The Company also holds the land use right and construction license for the Chandgana 600MW Coal-Fired Mine Mouth Power Plant project located in Khentii province, Mongolia. The Company also holds a mining joint venture interest in the Pulacayo Paca silver-lead-zinc property located in Quijarro province, Bolivia.

The Company maintains its registered and records office at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

These unaudited condensed interim consolidated financial statements have been prepared prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. The Company has negative working capital of $243,396 and has a deficit of $191.9 million.

The business of mineral exploration involves a high degree of risk and there can be no assurance that the Company’s current operations, including exploration programs, will result in profitable mining operations. The recoverability of the carrying value of mineral properties, and property and equipment interests and the Company’s continued on going existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, the ability of the Company to raise additional sources of funding, and/or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis. Additionally, the current capital markets and general economic conditions are significant obstacles to raising the required funds. These conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern that these uncertainties are material and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and discharge its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. These adjustments could be material.

2. BASIS OF PRESENTATION

(a)
Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at and for the year ended December 31, 2018. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

2.
BASIS OF PRESENTATION (cont’d…)

performance since the last annual consolidated financial statements as at and for the year ended December 31, 2018 (“Annual Financial Statements”).

These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Audit Committee on July 17, 2019.

(b)
Use of judgments and estimates

In preparing these interim financial statements, management makes judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Annual Financial Statements.

(c)
Significant accounting policies and changes in accounting standards

These interim financial statements follow the same accounting policies and methods of application as the Annual Financial Statements. Accordingly, they should be read in conjunction with the Annual Financial Statements. However, in the current period, the Company, for the first time, has applied IFRS 16 Leases (as issued by the IASB in January 2016) effective January 1, 2019, using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information and continues to be reported under IAS 17, Leases and IFRIC 4, Determining Whether an Arrangement Contains a Lease. IFRS 16 introduces new or amended requirements with respect to lease accounting. It introduces changes to the lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of a right-of-use asset and a lease liability at the lease commencement for all leases, except for short-term leases and leases of low value assets. In contrast to lessee accounting, the requirements for lessor accounting have remained largely unchanged.

The Company’s leases consist of corporate office lease arrangements. The Company, on adoption of IFRS 16, recognized lease liabilities in relation to office leases which had previously been classified as operating leases under the principles of IAS 17. In relation, under the principles of the new standard these leases are measured as lease liabilities at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019. The associated right-of-use asset has been measured at the amount equal to the lease liability on January 1, 2019. The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset (refer to Note 5 and Note 9).

Furthermore, the right-of-use asset may be reduced due to impairment losses.

The following table reconciles the Company’s operating lease commitments at December 31, 2018, as previously disclosed in the Company’s Annual Financial Statements, to the lease liability recognized on adoption of IFRS 16 at January 1, 2019:

Adoption of IFRS 16
Lease commitments as at December 31, 2018	124,556
Less short-term commitments	(32,313)
92,243
Impact of discounting	(10,626)
Lease liability as of January 1, 2019	81,617

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

3.
SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties. Geographic segmentation of Prophecy’s assets is as follows:

	June 30, 2019
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	13,344	95,381	24,910	27,936	161,571
Mineral properties	-	5,976,923	-	-	5,976,923
	$13,344	$6,072,304	$45,965	$27,936	$6,159,548

	December 31, 2018
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	14,839	22,713	33,440	30,170	101,162
Mineral properties	-	3,643,720	-	-	3,643,720
	$14,839	$3,666,433	$54,495	$30,170	$3,765,937

4.
CASH AND CASH EQUIVALENTS

Cash and cash equivalents of Prophecy are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties.

	June 30, 2019	December 31, 2018
Cash	$314,632	$804,097
Cash equivalents	900,000	4,500,000
Restricted cash equivalents	34,500	34,500
	$1,249,132	$5,338,597

Restricted Cash Equivalents

As at June 30, 2019, a guaranteed investment certificate of $34,500 (2018 - $34,500) has been pledged as collateral for the Company’s credit card.

5.
RIGHT-OF-USE ASSET

During the first-time application of IFRS 16 to the Company’s office lease, the recognition of a right of use asset was required and the leased asset was measured at the amount of the lease liability using the Company’s current incremental borrowing rate of 10%. The following table presents the right-of-use-asset as at January 1, 2019 and June 30, 2019:

Initial recognition, January 1, 2019	81,617
Additions	-
Depreciation	(15,797)
Balance at June 30, 2019	65,820

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

6.
EQUIPMENT

During the year ended December 31, 2018, the Company wrote-off $425,925 of mining equipment in Bolivia that was no longer in use.

On October 10, 2018, the Company signed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at Prophecy’s Ulaan Ovoo coal mine and will pay Prophecy USD2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee paid Prophecy USD100,000 in cash (recorded as other income on the consolidated statement of operations) as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew. The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of USD100,000 which paid upon signing, and USD150,000 and USD200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the USD2.00 per tonne Production Royalty payments to be made to Prophecy as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement.

The impaired value of $Nil for deferred development costs at Ulaan Ovoo property at June 30, 2019 remains unchanged.

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

6.
EQUIPMENT

	Computer	Furniture &	Computer		Mining
	Equipment	Equipment	Software	Vehicles	Equipment	Total
Cost
Balance, December 31, 2017	$100,074	$276,830	$197,813	$172,692	$1,314,829	$2,062,238
Additions/Disposals	3,180	2,015	-	-	24,476	29,671
Impairment charge	-	-	-	-	(1,314,829)	(1,314,829)
Balance, December 31, 2018	$103,254	$278,845	$197,813	$172,692	$24,476	$777,080
Accumulated depreciation
Balance, December 31, 2017	$96,695	$217,073	$197,813	$129,842	$888,904	$1,530,327
Depreciation for period	1,316	16,351	-	13,337	3,491	34,495
Impairment charge	-	-	-	-	(888,904)	(888,904)
Balance, December 31, 2018	$98,011	$233,424	$197,813	$143,179	$3,491	$675,918
Carrying amount
At December 31, 2017	$3,379	$59,757	$-	$42,850	$425,925	$531,911
At December 31, 2018	$5,243	$45,421	$-	$29,513	$20,985	$101,162
Cost
Balance, December 31, 2018	$103,254	$278,845	$197,813	$172,692	$24,476	$777,080
Additions/Disposals	-	-	-	76,803	-	76,803
Balance, June 30, 2019	$103,254	$278,845	$197,813	$249,495	$24,476	$853,883
Accumulated depreciation
Balance, December 31, 2018	$98,011	$233,424	$197,813	$143,179	$3,491	$675,918
Depreciation for period	3,650	6,058	-	4,640	2,046	16,394
Balance, June 30, 2019	$101,661	$239,482	$197,813	$147,819	$5,537	$692,312
Carrying amount
At December 31, 2018	$5,243	$45,421	$-	$29,513	$20,985	$101,162
At June 30, 2019	$1,593	$39,363	$-	$101,676	$18,939	$161,571

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES

	Gibellini	Chandgana Tal	Khavtgai Uul	Pulacayo Paca	Total
Balance, December 31, 2017	$490,356	$-	$-	$12,809,550	$13,299,906
Additions:
Acquisition cost	$425,605	$-	$-	$-	$425,605
Deferred exploration costs:
Licenses, tax, and permits	387,149	1,271	261,168	-	649,588
Geological and consulting	1,509,587	-	-	51,112	1,560,699
Personnel, camp and general	831,023	20,590	3,741	847,538	1,702,892
	2,727,759	21,861	264,909	898,650	3,913,179
Impairment	-	(21,861)	(264,909)	(13,708,200)	(13,994,970)
Balance, December 31, 2018	$3,643,720	$-	$-	$-	$3,643,720
Additions:
Acquisition cost	$-	$-	$-	$-	$-
Deferred exploration costs:
Licenses, tax, and permits	273,069			-	$273,069
Geological and consulting	1,303,462	-	-	144,951	$1,448,414
Personnel, camp and general	756,671	-	-	251,028	$1,007,699
	2,333,203	-	-	395,979	$2,729,182
Impairment	-	-	-	(395,979)	$(395,979)
Balance, June 30, 2019	$5,976,923	$-	$-	$-	$5,976,923

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d…)

Gibellini Project, Nevada, United States

Gibellini Project

The Gibellini Project consists of a total of 354 unpatented lode mining claims that include: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, and the Prophecy group of 209 claims. All the claims are located in Eureka County, Nevada, USA.

Gibellini Group

The Gibellini group of claims was acquired on June 22, 2017, through lease from the claimant (the “Gibellini Lessor”) and includes an area of approximately 771 acres. Under the Gibellini Mineral Lease Agreement (the “Gibellini MLA”) Prophecy leased the Gibellini group of claims which originally constituted the Gibellini Project by among other things, agreeing to pay to the Gibellini Lessor, US$35,000 (paid), annual advance royalty payments which will be tied, based on an agreed formula (not to exceed US$120,000 per year), to the average vanadium pentoxide price of the prior year. Upon commencement of production, Prophecy will maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% NSR until a total of US$3,000,000 is paid. Thereafter, the NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease is for a term of 10 years, which can be extended for an additional 10 years at Prophecy’s option.

On April 23, 2018, the Company announced an amendment to the Gibellini MLA, whereby Prophecy has been granted the right to cause the Gibellini Lessor of the Gibellini mineral claims to transfer their title to the claims to Prophecy. With the amendment, Prophecy will have the option to, at any time during the term of the Gibellini MLA, require the Gibellini Lessor to transfer title over all of the leased, unpatented lode mining claims (excluding four claims which will be retained by the Gibellini Lessor (the “Transferred Claims”) to Prophecy in exchange for US$1,000,000, to be paid as an advance royalty payment (the “Transfer Payment”). A credit of US$99,027 in favour of Prophecy towards the Transfer Payment is already paid upon signing of the amendment, with the remaining US$900,973 portion of the Transfer Payment due and payable by Prophecy to the Gibellini Lessor upon completion of transfer of the Transferred Claims from the Gibellini Lessor to Prophecy. The advance royalty obligation and production royalty will not be affected, reduced or relieved by the transfer of title.

On June 22, 2019, the Company paid US$120,000 (2018 – USD$101,943) of the annual royalty payment to the Gibellini Lessor.

VC Exploration Group

On July 13, 2017, the Company acquired (through lease under the mineral lease agreement “Louie Hill MLA”) from the holders (the “Former Louie Hill Lessors”) 10 unpatented lode claims totaling approximately 207 acres that comprised the Louie Hill group of claims located approximately 500 meters south of the Gibellini group of claims. These claims were subsequently abandoned by the holders, and on March 11, 2018 and March 12, 2018, the Company’s wholly owned US subsidiaries, Vanadium Gibellini Company LLC and VC Exploration (US) Inc., staked the area within and under 17 new claims totaling approximately 340 gross acres which now collectively comprise the expanded Louie Hill group of claims.

Under the Louie Hill MLA, the Company is required to make payments as follows: cash payment of US$10,000 (paid), annual advance royalty payments which will be tied, based on an agreed formula (not to exceed US$28,000 per year), to the average vanadium pentoxide price for the prior year. Upon commencement of production, Prophecy will pay to the Former Louie Hill Lessors, a 2.5% NSR of which, 1.5% of the NSR may be purchased at

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States (cont’d…)

any time by Prophecy for US$1,000,000, leaving the total NSR to be reduced to 1% over the remaining life of the mine (and referred to thereafter, as “production royalty payments”). All advance royalty payments made, will be deducted as credits against future production royalty payments. The lease will be for a term of 10 years, which can be extended for an additional 10 years at Prophecy’s option.

On October 22, 2018, the Company and Former Louie Hill Lessors entered into a royalty agreement (the “Royalty Agreement”) that terminated the Louie Hill MLA and provides for the Company to pay the following royalties to the Former Louie Hill Lessors  as an advance royalty: (i) US$75,000 upon the Company achieving Commercial Production (as defined in the Royalty Agreement) at its Gibellini Project; (ii) US$50,000 upon the Company selling, conveying, transferring or assigning all or any portion of certain claims defined in the Royalty Agreement to any third party and (iii) annually upon the anniversary date of July 10, 2018 and the like day thereafter during the term of the Royalty Agreement: (a) if the average vanadium pentoxide price per pound as quoted on www.metalbulletin.com (the “Metal Bulletin”) or another reliable and reputable industry source as agreed by the parties, remains below US$7.00/lb during the preceding 12 months, US$12,500; or (b) if the average vanadium pentoxide price per pound as quoted on Metal Bulletin or another reliable and reputable industry source as agreed by the parties, remains equal to or above US$7.00/lb during the preceding 12 months, US$2,000 x average vanadium pentoxide price per pound up to a maximum annual advance royalty payment of US$28,000. Further, the Company will pay to the Former Louie Hill Lessors a production royalty of 2.5% of the net smelter returns of vanadium produced from the royalty area and sold. Prophecy has an option to purchase 1.5% of the 2.5% of the production royalty from the Former Louie Hill Lessors for US$1,000,000.

On February 15, 2018, the Company acquired 105 unpatented lode mining claims located adjacent to its Gibellini Project through the acquisition of 1104002 B.C. Ltd. and its Nevada subsidiary VC Exploration (US) Inc. (“VC Exploration”) by paying a total of $335,661 in cash and issuing 500,000 Share purchase warrants (valued at
$89,944) to arm’s-length, private parties. Each warrant entitles the holder upon exercise, to acquire one Share of the Company at a price of $0.50 per Share until February 15, 2021. The acquisition of the VC Exploration has been accounted for as an asset acquisition as their activities at the time of the acquisition consisted of mineral claims only.

Prophecy Group

During 2017 and 2018, the Company expanded the land position at the Gibellini Project, by staking a total of 209 new claims immediately adjacent to the Gibellini Project covering 4091 acres.

Impairment of Pulacayo Paca Property, Bolivia

The Pulacayo property, a silver-lead-zinc project located in southwestern Bolivia, was acquired on January 2, 2015 through the acquisition of 100% of Apogee’s interest in ASC Holdings Limited and ASC Bolivia LDC, which together, hold ASC Bolivia LDC Sucursal Bolivia (“ASC”), which in turn, holds a joint venture interest in the Pulacayo Project.

ASC controls the mining rights to the Pulacayo Project through a joint venture agreement entered into between itself and the Pulacayo Ltda. Mining Cooperative on July 30, 2002 (the “ASC Joint Venture”). The ASC Joint Venture has a term of 23 years which commenced the day the ASC Joint Venture was entered into. Pursuant to the ASC Joint Venture, ASC is committed to pay monthly rent of US$1,000 to the state-owned Mining Corporation of Bolivia, COMIBOL and US$1,500 monthly rent to the Pulacayo Ltda. Mining Cooperative until the Pulacayo Project starts commercial production.

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d...)

Impairment of Pulacayo Paca Property, Bolivia (cont’d...)

During the year ended December 31, 2018, the Company determined there were several indicators of potential impairment of the carrying value of the Pulacayo Paca property. The indicators of potential impairment were as follows:

(i)
change in the Company’s primary focus to the Gibellini Project;
(ii)
management’s decision to suspend further exploration activities; and
(iii)
no positive decision from the Bolivian Government to grant mining production contract to develop the project.

As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2018, the Company assessed the recoverable amount of the Pulacayo Paca property exploration costs and determined that its value in use is $nil. As at December 31, 2018, the recoverable amount of $nil resulted in an impairment charge of $13,708,200 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations. As at and for the six months ended June 30, 2019, there were no changes to the impairment assessment and accordingly costs incurred during the period of $395,979 were written off.

Previously Impaired Properties

Chandgana Properties, Mongolia

Chandgana Tal Property: In March 2006, the Company acquired a 100% interest in the Chandgana Tal property, a coal exploration property consisting of two exploration licenses located in the northeast part of the Nyalga coal basin, approximately 290 kilometers east of Ulaanbaatar, Mongolia. In March 2011, the Company obtained a mine permit from Ministry of Mineral Resources and Energy for the Chandgana Tal coal project.

Khavtgai Uul Property: In 2007, the Company acquired a 100% interest in the Chandgana Khavtgai property, a coal exploration property consisting of one license located in the northeast part of the Nyalga coal basin.

Impairment of Chandgana Properties

During the year ended December 31, 2017, the Company determined there were several indicators of potential impairment of the carrying value of the Chandgana Tal and Khavtgai Uul properties. The indicators of potential impairment were as follows:

(iv)
decreased coal demand from local customers;
(v)
no positive decision from the Mongolian Government to construct the Chandgana Power Plant;
(vi)
management’s decision to suspend further exploration activities; and
(vii)
change in the Company primary focus to Gibellini Project.

As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2017, the Company assessed the recoverable amount of the Chandgana Properties deferred exploration costs and determined that its value in use is $nil. As at December 31, 2017, the recoverable amount of $nil resulted in an impairment charge of $14,733,067 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations. As at and for the period ended June 30, 2019, there were no changes to the impairment assessment and accordingly at June 30, 2019, the impaired value of $nil remains unchanged.

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

7.
MINERAL PROPERTIES (cont’d...)

Previously Impaired Properties (cont’d...)

Titan Property, Ontario, Canada

The Company has a 100% interest in the Titan property, a vanadium-titanium-iron project located in Ontario, Canada. In January 2010, the Company entered into an option agreement with Randsburg International Gold Corp. (“Randsburg”) whereby Prophecy Resource Corp. had the right to acquire an 80% interest in the Titan property by paying Randsburg an aggregate of $500,000 (paid), and by incurring exploration expenditures of $200,000 by

December 31, 2010. Pursuant to the option agreement, Randsburg has the option to sell the remaining 20% interest in the Titan property to the Company for $150,000 cash or 400,000 Shares of the Company.

At December 31, 2014, due to market conditions, the Company impaired the value of the property to $nil. On February 10, 2017, the Company negotiated with Randsburg to acquire the remaining 20% title interest of Randsburg in the Titan project by issuing to Randsburg 200,000 Shares at a value of $0.48 per Share. As there were no benchmark or market changes from January 1, 2015 to June 30, 2019 the impaired value of $nil for Titan property remains unchanged.

Therefore, the Company recorded an impairment loss of $96,200 on the acquisition of the remaining title interest in Titan which was reflected on the consolidated statement of operations and comprehensive loss during the year ended December 31, 2017.

8.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to development and exploration, along with administrative activities. The usual credit period taken for trade purchases is between 30 to 90 days.

	June 30, 2019	December 31, 2018
Trade accounts payable	$1,580,158	$1,536,786
Accrued liabilities	-	100,000
	$1,580,158	$1,636,786

9.
LEASE LIABILITY

As at June 30, 2019, the Company recorded $67,668 of lease liability. The incremental borrowing rate for lease liability initially recognized as of January 1, 2019 was 10%.

IFRS 16 adoption as at January 1, 2019	81,617
Cash flows:
Lease payments for the period	(17,595)
Non-cash changes:
Accretion expenses for the period	3,647
Balance at June 30, 2019	67,669

The Company does not face a significant liquidity risk with regard to its lease liability. Lease liability is monitored within the Company treasury function.

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

10.
  PROVISION FOR CLOSURE AND RECLAMATION

The Company’s closure and reclamation costs consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Ulaan Ovoo site upon completion of mining activity. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third-party specialist.

It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Management used a risk-free interest rate of 1.60% and a risk premium of 7% in preparing the Company’s provision for closure and reclamation. Although the ultimate amount of reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $444,000 over the next 6 years. The cash expenditures are expected to occur over a period of time extending several years after the projected mine closure of the mineral properties.

June 30, 2019
Balance, beginning of period	$265,239
Accretion	3,540
Balance, end of Period	$268,779

11.
  SHARE CAPITAL

(a)
 Authorized

The authorized share capital consists of an unlimited number of common shares without par value (the “Shares”). There are no authorized preferred shares. At June 30, 2019, the Company had 95,816,127 (December 31, 2018 – 95,316,127) common shares issued and outstanding.

(b)
 Equity issuances

During six month ended June 30, 2019, the Company issued 500,000 sign-on bonus Shares with a fair value of $0.23 per Share to an officer.

During six months ended June 30, 2018, the Company issued 31,250 Shares on the exercise of options for total proceeds of $6,250. In June 2017, the Company has received $1,081,690 pursuant to share subscription agreements for 386,318 Shares which were issued in Q3 2017.

(c)
  Equity-based compensation plans

The following is a summary of the changes in Prophecy’s stock options from December 31, 2017 to June 30, 2019:

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

11.
  SHARE CAPITAL (cont’d…)

(c)
  Equity-based compensation plans (cont’d…)

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2017	8,248,340	$0.46
Granted	4,040,000	$0.31
Expired	(349,720)	$1.21
Cancelled	(1,815,120)	$0.45
Forfeited	(445,000)	$1.04
Exercised	(87,500)	$0.28
Outstanding, December 31, 2018	9,591,000	$0.34
Granted	500,000	$0.21
Expired	(315,000)	$0.65
Cancelled	(1,230,000)	$0.30
Outstanding, June 30, 2019	8,546,000	$0.33

 As of June 30, 2019, the following Prophecy share purchase options were outstanding:

Exercise	Expiry	Options Outstanding		Exercisable	Unvested
Price	Date	June 30	December 31,	June 30	June 30
		2019	2018	2019	2019
$0.21	April 1, 2024	500,000	-	-	500,000
$0.65	November 14, 2023	200,000	200,000	50,000	150,000
$0.33	October 17, 2023	790,000	940,000	197,500	592,500
$0.26	October 10, 2023	-	550,000	-	-
$0.22	July 23, 2023	400,000	400,000	150,000	250,000
$0.31	May 1, 2023	200,000	200,000	100,000	100,000
$0.28	April 6, 2023	1,125,000	1,225,000	562,500	562,500
$0.31	February 20, 2023	200,000	200,000	125,000	75,000
$0.35	September 1, 2022	1,150,000	1,250,000	1,006,250	143,750
$0.33	June 12, 2022	1,145,000	1,225,000	1,145,000	-
$0.49	January 12, 2022	750,000	820,000	750,000	-
$0.20	June 2, 2021	1,300,000	1,420,000	1,300,000	-
$0.50	June 22, 2020	291,000	311,000	291,000	-
$0.50	April 7, 2020	495,000	535,000	495,000	-
$0.65	May 1, 2019	-	315,000	-	-
		8,546,000	9,591,000	6,172,250	2,373,750

During six months ended June 30, 2019, the Company granted 500,000 stock options to its officer. The options are exercisable at a price of $0.21 per Share for a term of five years expiring on April 1, 2024 and vest 12.5% per quarter for the first two years following the date of grant.

Share-based payment expenses resulting from stock options are amortized over the corresponding vesting period. The six months ended June 30, 2019, included $168,122 (same period 2018 - $311,996) in share-based payment costs related to stock options expensed as general and administrative expenses and 99,471 (same period 2018 – $103,518) capitalized to mineral properties. The share-based payment expenses were calculated

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

11.
  SHARE CAPITAL (cont’d…)

(c)
  Equity-based compensation plans (cont’d…)

using the Black-Scholes option pricing model and the following weighted average assumptions: risk-free interest rate – 1.37; expected life – 3.1 years; expected volatility – 106%; expected dividends – Nil.

(d)
Share purchase warrants

The following is a summary of the changes in Prophecy’s Share purchase warrants from December 31, 2017 to June 30, 2019.

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2017	25,758,030	$0.44
Issued	5,061,417	$0.40
Exercised	(3,445,420)	$0.39
Expired	(56,000)	$0.40
Outstanding, December 31, 2018	27,318,027	$0.44
Outstanding, June 30, 2019	27,318,027	$0.44

As of June 30, 2019, the following Prophecy share purchase warrants were outstanding:

Exercise Price	Expiry Date	Number of Warrants at June 30, 2019
$0.50	June 13, 2022	596,590	596,590
$0.50	April 12, 2022	1,032,500	1,032,500
$0.40	January 13, 2022	499,990	499,990
$0.44	August 29, 2021	1,013,670	1,013,670
$0.40	August 13, 2021	198,237	198,237
$0.40	July 6, 2021	3,863,180	3,863,180
$0.40	June 2, 2021	7,500,000	7,500,000
$0.30	April 23, 2021	100,000	100,000
$0.50	February 15, 2021	500,000	500,000
$0.40	January 25, 2021	650,000	650,000
$0.40	December 18, 2020	211,250	211,250
$0.70	November 13, 2020	625,000	625,000
$0.40	October 16, 2020	2,533,020	2,533,020
$0.70	September 30, 2020	1,112,000	1,112,000
$0.40	September 20, 2020	4,534,920	4,534,920
$0.60	June 24, 2020	1,147,670	1,147,670
$0.50	May 22, 2020	1,200,000	1,200,000
		27,318,027	27,318,027

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

12.
  FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair Value Measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Prophecy utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The following table sets forth Prophecy’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash, June 30, 2019	$1,214,632	$-	$-	$1,214,632
Cash, December 31, 2018	$5,304,097	$-	$-	$5,304,097

Categories of financial instruments

The fair values of financial assets and financial liabilities approximate their carrying amounts in the condensed interim consolidated balance sheet. The Company does not offset financial assets with financial liabilities. There were no changes to the method of fair value measurement during the period. The Company’s financial assets and financial liabilities are categorized as follows:

	June 30, 2019	December 31, 2018
Fair value through profit or loss
Cash	$1,214,632	$5,304,097
Amortized cost
Receivables	$8,747	$36,399
Restricted cash equivalents	$34,500	$34,500
	$1,257,879	$5,374,996
Amortized cost
Accounts payable and accrued liabilities	$1,580,158	$1,636,786
	$1,580,158	$1,636,786

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

13.
  FINANCIAL RISK MANAGEMENT DISCLOSURES

(a)
Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at June 30, 2019, the Company had a cash balance of $1,214,632 (December 31, 2018 – $5,304,097). As at June 30, 2019, the Company had accounts payable and accrued liabilities of $1,580,158 (December 31, 2018 - $1,636,786), which have contractual maturities of 90 days or less.

(b)
Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and restricted cash equivalents and receivables, net of allowances. Management believes that the credit risk concentration with respect to these financial instruments is remote as the balances primarily consist of amounts on deposit with a major financial institution and amounts receivable from the Government of Canada. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

(c)
Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(i)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2019.

(ii)
Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company has exploration and development projects in the United States, Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at June 30, 2019, with other variables unchanged, a 10% (December 31, 2018 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $95,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by a nominal amount. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $48,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

13.
  FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d…)

(c)
Market risk (cont’d…)

(iii)
 Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

14.
  RELATED PARTY DISCLOSURES

Prophecy had related party transactions with the following companies, related by way of directors and key management personnel:

●
Linx Partners Ltd., a private company controlled by John Lee, Director, CEO and Executive Chairman of Prophecy, provides management and consulting services to the Company.

●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of Prophecy, provides consulting services to the Company.

●
Sophir Asia Ltd., a private company controlled by Masa Igata, Director of Prophecy, provides consulting services to the Company

A summary of amounts paid or accrued to related parties is as follows:

	Three Months Ended June30,		Six Months Ended June 30,
Related parties	2019	2018	2019	2018
Directors and officers	$467,820	$191,068	$935,283	$308,231
Linx Partners Ltd.	84,000	105,000	168,000	210,012
MaKevCo Consulting Inc.	4,700	4,700	10,400	9,400
Sophir Asia Ltd.	4,400	4,400	9,800	8,800
	$560,920	$305,168	$1,123,483	$536,443

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

14.
  RELATED PARTY DISCLOSURES (cont’d…)

A summary of the transactions by nature among the related parties is as follows:

	Three Months Ended June30,		Six Months Ended June 30,
Related parties	2019	2018	2019	2018
Consulting and management fees	$106,950	$69,986	$213,900	$125,499
Directors' fees	16,900	13,500	39,400	27,000
Mineral properties	277,967	150,431	453,877	244,194
Salaries	159,103	71,250	416,306	139,750
	$560,920	$305,168	$1,123,483	$536,443

As at June 30, 2019, amounts due to related parties totaled $17,135 (December 31, 2018 – $4,634).

15.
KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company.

	Three Months Ended June30,		Six Months Ended June 30,
Key Management Personnel	2019	2018	2019	2018
Salaries and short term benefits	$163,564	$83,046	$453,483	$153,958
Share-based payments	102,207	164,391	223,303	296,935
	$265,771	$247,437	$676,786	$450,893

16.
SUPPLEMENTAL CASH FLOW INFORMATION

	Six months ended June 30,
	2019	2018
Supplementary information
Non-Cash Financing and Investing Activities
Warrants issued for mineral property	$-	$89,944
Depreciation included in mineral property	$2,727	$58,464
Equipment expenditures included in accounts payable	$476,281	$513,070
Fair value loss/gain on marketable securities	$-	$104,540
Mineral property expenditures included in accounts payable	$1,691,962	$646,002
Share-based payments capitalized in mineral properties	$99,470	$103,518

17.
CONTINGENCIES

ASC tax claim

On January 2, 2015, the Company acquired ASC Holdings Limited and ASC Bolivia LDC (which together, hold ASC Bolivia LDC Sucursal Bolivia, which in turn, held Apogee Silver Ltd.’s (“Apogee”) joint venture interest in the Pulacayo Project) and Apogee Minerals Bolivia S.A. Pursuant to the terms of the Agreement, Prophecy agreed to assume all liabilities of these former Apogee subsidiaries, including legal and tax liabilities associated with the Pulacayo Project.  During Apogee’s financial year ended June 30, 2014, it received notice from the Servicio de Impuestos Nacionales, the national tax authority in Bolivia, that ASC Bolivia LDC Sucursal Bolivia, now the Company’s wholly-owned subsidiary, owed approximately Bs42,000,000 ($7,952,700) in taxes, interest and

PROPHECY DEVELOPMENT CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the six months ended June 30, 2019 and 2018
(Expressed in Canadian Dollars) (Unaudited)

17.
CONTINGENCIES (cont’d…)

penalties relating to a historical tax liability in an amount originally assessed at approximately $760,000 in 2004, prior to Apogee acquiring the subsidiary in 2011.

Apogee disputed the assessment and disclosed to the Company that it believed the notice was improperly issued.  The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. The Company received a positive Resolution issued by the Bolivian Constitutional Court that among other things, declared null and void the previous Resolution of the Bolivian Supreme Court issued in 2011 (that imposed the tax liability on ASC Bolivia LDC Sucursal Bolivia) and sent the matter back to the Supreme court to consider and issue a new resolution.

During the period ended June 30, 2019, the Company and legal counsel reassessed the status of tax rulings and determined that the probability of a re-issuance of a tax claim against the Company in connection with the above was remote. As a result, the Company has written off the tax liability and recorded a debt settlement gain in the amount of $7,952,700 on its consolidated statements of operations and comprehensive loss.

There can be no assurance that the national tax authority in Bolivia will not re-commence appeals on the above rulings.
Red Hill tax claim

During the year ended December 31, 2014, the Company’s wholly-owned subsidiary, Red Hill Mongolia LLC (“Red Hill”) was issued a letter from the Sukhbaatar District Tax Division notifying it of the results of the Sukhbaatar District Tax Division’s VAT inspection of Red Hill’s 2009-2013 tax imposition and payments that resulted in validating VAT credits of only MNT235,718,533 from Red Hill’s claimed VAT credit of MNT2,654,175,507. Red Hill disagreed with the Sukhbaatar District Tax Division’s findings as the tax assessment appeared to the Company to be unfounded.  The Company disputed the Sukhbaatar District Tax Division’s assessment and submitted a complaint to the Capital City Tax Tribunal.  On March 24, 2015, the Capital City Tax Tribunal resolved to refer the matter back to the Sukhbaatar District Tax Division for revision and separation of the action between confirmation of Red Hill’s VAT credit, and the imposition of the penalty/deduction for the tax assessment.

The Sukhbaatar District Tax Division appealed the Capital City Tax Tribunal’s resolution to the General Tax Tribunal office but was denied on June 4, 2015 on procedural grounds.  As a result, the Sukhbaatar District Tax Division implemented the Capital City Tax Tribunal’s resolution on June 25, 2015, finding: (1) with respect to confirmation of Red Hill’s VAT credit, that after inspection the amount was to be MNT235,718,533; and (2) with respect to the imposition of the penalty/deduction for the tax assessment, that no penalty was to be issued but that Red Hill’s loss to be depreciated and reported was to be MNT1,396,668,549 in 2010 and MNT4,462,083,700 in 2011.  The Company continued to dispute the Sukhbaatar District Tax Division’s assessment and delivered a complaint to Capital City Tax Tribunal on July 24, 2015. Due to the uncertainty of realizing the VAT balance, the Company has recorded an impairment charge for the full VAT balance in the year ended December 31, 2015.

In June 2019, the Company received a positive resolution issued from the City tax tribunal regarding the Company’s VAT dispute with the Mongolia tax office. The resolution, which is binding and final, affirmed Red Hill’s outstanding VAT credit of 1.169 billion MNT resulted from past mining equipment purchases.

The VAT credit can be used to offset Prophecy’s taxes and royalty payments; or be refunded in cash by Mongolia’s Ministry of Finance within 12 to 24 months processing time.